UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

WMS INDUSTRIES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

969-901-107
(CUSIP Number)

Brian R. Gamache
Chief Executive Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, Illinois 60085
(847) 785-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

1 NAME OF REPORTING PERSON

Mr. Brian R. Gamache

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

a ☐

b ☐

3 SEC USE ONLY _____________________________________________________

4 SOURCE OF FUNDS *

Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Gamache is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER:
4,119,975

8 SHARED VOTING POWER:
Mr. Gamache does not share voting power over any shares of the Issuer.

9 SOLE DISPOSITIVE POWER:
523,940

10 SHARED DISPOSITIVE POWER:
Mr. Gamache does not share dispositive power over any shares of the Issuer.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
4,119,975

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: _______

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 33,005,997 shares of common stock outstanding as of May 4, 2007 as reported in the Issuer’s quarterly report for the quarter ended April 30, 2007:

12.30%

14 TYPE OF REPORTING PERSON

IN

ITEM 1: SECURITY AND ISSUER

This Amendment No. 1 amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission by Mr. Brian R. Gamache with respect to common stock, par value $0.50 per share of the Issuer, WMS Industries Inc., a Delaware corporation, whose principal executive office is located at 800 South Northpoint Blvd., Waukegan, Illinois 60085 as follows:

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
22,486 of the shares were awarded as restricted stock by the Issuer as compensation for serving as President and Chief Executive Officer and such restrictions will lapse as to such shares on December 9, 2007;

(b)	16,600 of the shares were purchased in the open marking using Mr. Gamache’s personal funds;
(c)
484,854 of the shares are currently subject to stock options which may be exercised currently or within 60 days and such options were awarded to Mr. Gamache by the issuer as compensation for serving as President and Chief Executive Officer and a director;

(d)
504,195 of the shares are not owned by Mr. Gamache, however Mr. Gamache holds voting rights by proxy pursuant to a Voting Proxy Agreement between Ms. Phyllis Redstone, Mr. Gamache and WMS Industries (the “P. Redstone Voting Proxy Agreement”), which agreement is discussed in more detail under Item 6 below and attached hereto as Exhibit 1 under Item 7 below; and

(e)
3,091,840 of the shares are not owned by Mr. Gamache, however Mr. Gamache holds voting rights by proxy pursuant to a Voting Proxy Agreement between Mr. Sumner, Mr. Gamache and WMS Industries (the “S. Redstone Voting Proxy Agreement”), which agreement is discussed in more detail under Item 6 below and attached hereto as Exhibit 2 under Item 7 below.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

a. Mr. Gamache is the beneficial owner of 4,119,975 shares or 12.3% of the common stock issued and outstanding of the Issuer.

b. Mr. Gamache has sole voting power over 4,119,975 (12.3%) shares and sole dispositive power over 523940 (1.56%) shares of common stock of the Issuer.

c. The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

The following sales of Shares were made by the Sumner M. Redstone Charitable Foundation which Shares were subject to the S. Redstone Voting Proxy prior to their sale:

DATE	NO. SHARES	PRICE

05/04/07	2,700	42.53
05/04/07	1,100	42.54
05/04/07	1,400	42.56
05/04/07	600	42.60
05/04/07	200	42.61
05/04/07	3,900	42.62
05/04/07	100	42.65
05/04/07	100	42.66
05/04/07	500	42.67
05/04/07	300	42.69
05/04/07	100	42.70
05/04/07	1,000	42.71
05/04/07	900	42.73
05/04/07	100	42.74
05/04/07	3,600	42.75
05/04/07	4,700	42.76
05/04/07	100	42.77
05/04/07	200	42.78
05/04/07	800	42.79
05/04/07	400	42.80
05/04/07	2,000	42.82
05/04/07	600	42.83
05/04/07	2,800	42.84
05/04/07	1,500	42.85
05/04/07	5,095	42.86
05/04/07	1,900	42.87
05/04/07	1,700	42.88
05/04/07	16,100	42.89
05/04/07	6,800	42.90
05/04/07	4,600	42.91
05/04/07	2,000	42.92
05/04/07	1,900	42.93
05/04/07	3,000	42.94
05/04/07	6,000	42.95

05/04/07	700	42.96
05/04/07	1,600	42.97
05/04/07	4,800	42.98
05/04/07	2,700	42.99
05/04/07	19,200	43.00
05/04/07	905	43.01
05/04/07	1,000	43.02
05/04/07	2,400	43.03
05/04/07	100	43.05
05/04/07	100	43.06
05/04/07	100	43.07
05/04/07	3,000	43.08
05/04/07	300	43.13
05/04/07	4,000	43.14
05/04/07	1,500	43.15
05/04/07	1,300	43.23
05/04/07	2,000	43.24
05/04/07	1,000	43.27
05/04/07	200	43.28
05/04/07	500	43.29
05/04/07	300	43.32
05/04/07	2,900	43.33
05/04/07	200	43.34
05/04/07	2,000	43.35
05/04/07	2,250	43.36
05/04/07	1,100	43.37
05/04/07	1,000	43.38
05/04/07	500	43.39
05/04/07	2,800	43.40
05/04/07	3,150	43.41
05/04/07	1,600	43.42
05/04/07	1,500	43.43
05/04/07	1,700	43.44
05/04/07	900	43.46
05/04/07	100	43.48
05/04/07	200	43.49
05/04/07	100	43.52
05/04/07	100	43.54
05/04/07	1,400	43.55
05/07/07	200	41.84
05/07/07	700	41.85
05/07/07	800	41.86
05/07/07	1,600	41.87
05/07/07	900	41.88
05/07/07	600	41.89
05/07/07	900	41.90

05/07/07	1,400	41.91
05/07/07	1,100	41.93
05/07/07	2,400	41.94
05/07/07	5,900	41.95
05/07/07	4,500	41.96
05/07/07	9,600	41.97
05/07/07	9,700	41.98
05/07/07	6,900	41.99
05/07/07	29,400	42.00
05/07/07	13,200	42.01
05/07/07	6,800	42.02
05/07/07	8,000	42.03
05/07/07	5,700	42.04
05/07/07	4,100	42.05
05/07/07	4,000	42.06
05/07/07	100	42.07
05/07/07	4,900	42.08
05/07/07	1,500	42.09
05/07/07	1,500	42.10
05/07/07	600	42.11
05/07/07	900	42.12
05/07/07	1,700	42.13
05/07/07	1,700	42.14
05/07/07	1,600	42.15
05/07/07	2,100	42.16
05/07/07	500	42.17
05/07/07	2,100	42.20
05/07/07	800	42.21
05/07/07	600	42.22
05/07/07	200	42.23
05/07/07	200	42.27
05/07/07	400	42.28
05/07/07	200	42.31
05/07/07	900	42.32
05/07/07	500	42.33
05/07/07	500	42.34
05/07/07	1,300	42.35
05/07/07	1,500	42.36
05/07/07	900	42.37
05/07/07	1,300	42.38
05/07/07	3,200	42.39
05/07/07	1,000	42.40
05/07/07	100	42.41
05/07/07	1,000	42.44
05/07/07	1,300	42.45
05/07/07	1,000	42.46

05/07/07	100	42.47
05/07/07	1,100	42.51
05/07/07	400	42.52
05/07/07	900	42.57
05/07/07	700	42.58
05/07/07	600	42.59
05/07/07	500	42.60
05/07/07	400	42.64
05/07/07	600	42.65
05/07/07	400	42.70
05/07/07	300	42.74
05/07/07	100	42.75
05/07/07	1,000	42.79
05/07/07	1,300	42.80
05/07/07	900	42.82
05/07/07	2,100	42.83
05/07/07	400	42.84
05/07/07	900	42.85
05/07/07	400	42.87
05/07/07	400	42.88
05/07/07	600	42.89
05/07/07	1,100	42.93
05/07/07	300	42.94
05/08/07	500	42.54
05/08/07	300	42.55
05/08/07	100	42.56
05/08/07	200	42.58
05/08/07	500	42.59
05/08/07	200	42.61
05/08/07	300	42.62
05/08/07	100	42.64
05/08/07	600	42.65
05/08/07	700	42.66
05/08/07	100	42.67
05/08/07	1,100	42.68
05/08/07	500	42.69
05/08/07	600	42.70
05/08/07	400	42.71
05/08/07	400	42.72
05/08/07	100	42.76
05/08/07	200	42.78
05/08/07	100	42.80
05/08/07	100	42.81
05/08/07	200	42.83
05/08/07	100	42.84
05/08/07	200	42.85

05/08/07	100	42.86
05/08/07	3,100	42.87
05/08/07	1,600	42.88
05/08/07	2,200	42.89
05/08/07	6,400	42.90
05/08/07	2,700	42.91
05/08/07	2,100	42.92
05/08/07	1,100	42.93
05/08/07	1,200	42.94
05/08/07	4,300	42.95
05/08/07	1,700	42.96
05/08/07	800	42.97
05/08/07	2,500	42.98
05/08/07	1,200	42.99
05/08/07	2,700	43.00
05/08/07	1,000	43.01
05/08/07	300	43.02
05/08/07	100	43.03
05/08/07	300	43.04
05/08/07	1,900	43.05
05/08/07	1,000	43.06
05/08/07	500	43.07
05/08/07	700	43.08
05/08/07	900	43.09
05/08/07	1,000	43.10
05/08/07	1,200	43.11
05/08/07	2,000	43.12
05/08/07	2,860	43.13
05/08/07	1,900	43.14
05/08/07	700	43.15
05/08/07	500	43.16
05/08/07	1,100	43.17
05/08/07	300	43.18
05/08/07	200	43.19
05/08/07	100	43.21
05/08/07	800	43.22
05/08/07	200	43.23
05/08/07	700	43.24
05/08/07	700	43.25
05/08/07	300	43.26
05/08/07	100	43.27
05/08/07	200	43.28
05/08/07	200	43.31
05/08/07	200	43.36
05/08/07	100	43.39
05/08/07	3,800	43.40

05/08/07	1,000	43.41
05/08/07	200	43.42
05/08/07	1,100	43.45
05/08/07	1,300	43.47
05/08/07	200	43.48
05/08/07	800	43.49
05/08/07	300	43.54

d. N/A

e. N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2007	/s/ Brian R. Gamache
By: Brian R. Gamache Chief Executive Officer WMS Industries Inc.